

13012462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

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SEC FILE NUMBER
8- 34790

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2012___ AND ENDING ___December 31, 2012___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18872 MacArthur Boulevard, Suite 100

FIRM I.D. NO.

                             (No. and Street)

  Irvine   California   92612
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Kathleen McPherson   949-756-0981
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver Martin & Samyn, LLC

                                 (Name – if individual, state last, first, middle name)

411 Valentine Road, Suite 300   Kansas City   Missouri   64111
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Newport Coast Securities, Inc.

Financial Statements

December 31, 2012

Newport Coast Securities, Inc.
Table of Contents
December 31, 2012

OATH OR AFFIRMATION

I, _____Kathleen M McPherson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Newport Coast Securities, Inc._____ , as of _____December 31_____ , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____*Kathleen McPherson*_____
Signature

_____*President & CEO*_____
Title

_____*See attached*_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California

County of _Orange_

Subscribed and sworn to (or affirmed) before me

on this 27th day of February 20 13 ,
        Date   Month   Year

by

(1) _Kathleen McPherson_ ,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) ☒

(and

(2) _____ ,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
        Signature of Notary Public

CAMILLA E. REIJER
Commission # 1898802
Notary Public - California
Orange County
My Comm. Expires Aug 8, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



WEAVER MARTIN & SAMYN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

<u>Report of Independent Registered Public Accounting Firm</u>

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. (the Company) as of December 31, 2012 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2012 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 27, 2013

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	840,469
Cash and equivalents, restricted - clearing broker deposits		161,802
Commissions receivable		402,219
Investments at market - securities		60,493
Prepaid expenses		28,705
Contract advances, current portion		113,559
Note receivable, current portion		65,000
Due from affiliates		1,199,123
Total current assets		2,871,370
Fixed assets:		
Furniture, fixtures and equipment, net of		
accumulated depreciation of $147,140		21,223
Other assets:		
Contract advances		104,164
Deposits		8,916
Total other assets		113,080
Total assets	$	3,005,673

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	537,645
Accrued expenses		543,639
Accrued legal contingencies		204,500
Total current liabilities		1,285,784
Stockholders' Equity:		
Common stock, $10 par value, 1,000 shares authorized		
115 shares issued and outstanding as of December 31, 2012		1,150
Additional paid in capital		1,164,314
Retained earnings		524,826
Accumulated other comprehensive gain		29,599
Total stockholders' equity		1,719,889
Total liabilities and stockholders' equity	$	3,005,673

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue:		
Commissions	$	6,855,744
Investment banking fees		3,545,081
Selling concessions		
Insurance		2,014,198
Mutual funds		733,501
Interest and dividend income		9,757
Managed fee accounts		827,943
Other income		595,639
Total revenue		14,581,863
Direct expenses:		
Commission expense		10,515,010
Clearing charges		572,427
Data and quote services		209,979
Filing fees		97,367
Other direct costs		62,118
Total direct costs		11,456,901
Gross profit		3,124,962
Operating expenses		2,564,458
Net income	$	560,504
Other Comprehensive income (loss):		
Unrealized gains (losses) on marketable securities		-
Total Other Comprehensive income (loss)		-
Net Comprehensive income	$	560,504

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated (Deficit)	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2011	115	$ 1,150	$ 1,164,314	$ 29,599	$ 39,322	$ 1,234,385
Dividends paid	-	-	-	-	(75,000)	(75,000)
Other comprehensive income (loss)	-	-	-	-	-	-
Net Income	-	-	-	-	560,504	560,504
Balance, December 31, 2012	115	$ 1,150	$ 1,164,314	$ 29,599	$ 524,826	$ 1,719,889

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities

Net Income	$	560,504
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation		10,220
Changes in operating assets and liabilities		
Commission receivables		124,311
Contract Advances		(32,501)
Prepaid expenses		13,595
Accounts payable		198,712
Accrued legal reserve		(126,729)
Deferred revenue		(6,042)
Accrued expenses		(342,255)
Net cash provided (used) by operating activities		399,815

Cash flows from investing activities

Purchase of fixed assets	(3,000)
Due from affiliates	(727,423)
Proceeds (purchase) of investments, net	(4,629)
Payments received on note receivables	69,940
Issuance of note receivables	(65,000)
Net cash provided (used) by investing activities	(730,112)

Cash flows from financing activities

Dividends paid	(75,000)
Net cash provided (used) by financing activities	(75,000)

Net increase in cash		(405,297)
Cash – January 1, 2012		1,407,568
Cash – December 31, 2012	$	1,002,271

Supplemental disclosures:

Interest paid	$	10,174
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2012.

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments

At December 31, 2012, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition

The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale securities

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

Property and Equipment

Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2012. Depreciation expense was $10,220 for the year ended December 31, 2012.

Recent issued accounting standards

The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2012, the Company had net capital of $142,211 and was $42,211 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with APEX Clearing Corporation and Wedbush Morgan Securities, Inc. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2012, the Company maintained deposits of $100,390 and $61,412, respectively.

Note 5 – Commissions receivable

Amounts receivable from clearing organizations and others at December 31, 2012 consisted of the following:

APEX Clearing Corporation	$ 269,883
Wedbush Morgan Securities	132,336
	$ 402,219

Note 6 – Income taxes

Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2012, there is a net operating loss carryforward of approximately $13,000,000 to offset any current and future income.

The provision for income taxes consists of the following:

	2012
Current tax	$ 191,000
Change in valuation allowance	(191,000)
	$ —

Reconciliation between income taxes at the statutory tax rate and the actual income tax provision for continuing operations follows:

Statutory tax rate	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

(11)

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

> The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Total
Cash	$ 1,002,271	-	$ 1,002,271
Accts receivable	-	402,219	402,219
Investments	-	60,493	60,493
Note receivable	-	65,000	65,000
Accts payable	-	537,645	537,645
Accrued expenses	-	748,139	748,139

Note 8 – Commitments, contingencies, and guarantees

In October of 2009, the Company entered into a long-term lease agreement for office space in Irvine, California commencing January 1, 2010 and ending on June 30, 2015. In December of 2012, the Company entered into a long-term lease agreement for office space in New York, New York commencing January 1, 2013 and ending on December 31, 2014. The annual lease payments due pursuant to these agreements are as follows:

Year Ending December 31,	Amount
2013	$ 317,938
2014	324,232
2015	114,398
Total	$ 756,568

As of December 31, 2012, the Company is a party to several litigation events and has accrued a legal reserve of $204,500. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

As of December 31, 2012, there are no other commitments, contingencies, or guarantees other than as noted above.

Note 9 – Related Party Transactions

As of December 31, 2012, the Company has an amount due from Rubicon Financial Incorporated, it's parent company, of $1,199,123. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2012, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2012, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. Losses that the Company believes are other-than-temporary are realized in the period that the determination is made. As of December 31, 2012, the Company believed that all unrealized losses and gains are not other-than-temprorary based

on market conditions and the volatility of investments being held. All unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

As of December 31, 2012:
The Company held twelve investments in publically-traded common stock in various corporations and one investment in a REIT with a total aggregate fair market value, based on published market prices, of $60,493. The accumulated unrealized gain on these securities is $29,599 and is shown as accumulated other comprehensive gain on these financial statements. Of the investments, one was in a loss position for a total aggregate unrealized loss of $2,497 and had been in a loss position for more than twelve months.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events

The Company has evaluated all subsequent events through February 27, 2013, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2012

Operating expenses:		
Bank fees	$	2,739
Conference expenses		128,566
Dues and subscriptions		6,340
Equipment rental		19,330
Insurance		43,414
Interest		10,174
Licenses and permits		3,089
Meals & entertainment		2,041
Office expense		31,347
Postage and delivery		28,131
Rent		167,351
Storage		6,396
Telephone		55,866
Travel		30,027
Depreciation		10,220
Payroll and payroll taxes		1,469,800
Professional fees		484,273
Other expenses		65,354
Total expenses	$	2,564,458

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2012

Net Capital:

Total stockholders' equity	$	1,719,889

Deductions and/or charges:
  Non-allowable assets:

Property, plant and equipment, net	(21,223)
Due from affiliate	(1,199,123)
Prepaid expenses	(28,705)
Deposits	(8,916)
Note receivable	(65,000)
Securities not readily marketable	(31,852)
Contract advances	(217,723)

Net capital before haircuts on securities positions	147,347

Haircuts on securities:

securities	4,296
undue concentrations	840
Total haircuts on securities	5,136

Net capital	$	142,211

Computation of Alternative Net Capital Requirement:

Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	72,086
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	42,211
Net capital less 120% of minimum dollar net capital requirement	$	22,211

Computation of aggregate indebtedness:

Total A.I. liabilities	$	1,081,284
Percentage of aggregate indebtedness to net capital		760.34%

Reconciliation:

Net capital computation per Company's Computation	$	142,211
Variance:		
None		0
Net capital per audited report	$	142,211

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

**Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5**



WEAVER MARTIN & SAMYN

<u>**Report of Independent Registered Public Accounting Firm**</u>
<u>**on Internal Control Structure**</u>
<u>**Required by SEC Rule 17a-5**</u>

To the Board of Directors
Newport Coast Securities, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Newport Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 27, 2013

Newport Coast Securities, Inc.

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2012



WEAVER MARTIN & SAMYN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Newport Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 26, 2013

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2012

Total Revenue				
	January to June 2012	7,970,326		
	July to December 2012	6,611,537		
				14,581,863
Additions				
	January to June 2012	16,446		
	July to December 2012	2,260		
			18,706	18,706
Direct Expenses				
	January to June 2012	3,923,987		
	July to December 2012	3,821,298		
			7,745,285	
Interest Expense				
	January to June 2012	345		
	July to December 2012	9,828		
			10,173	
Total Deductions				7,755,458
SIPC Net Operating Revenues				6,845,111
General Assessment @ .0025				17,113
Total due for the year ended December 31, 2012			$	17,113
July 27, 2012 payment to SIPC				10,156
February 27,2013 payment to SIPC				6,957
Total paid for the year ended December 31, 2012			$	17,113